Exhibit 99.1

DHT Holdings, Inc. First Quarter 2021 Results

HAMILTON, BERMUDA, May 4, 2021 – DHT Holdings, Inc. (NYSE:DHT) (“DHT” or the “Company”) today announced:

FINANCIAL HIGHLIGHTS:

USD mill. (except per share)	Q1 2021	Q4 2020	Q3 2020	Q2 2020	Q1 2020	2020	2019
Shipping revenues	87.0	91.0	142.2	245.9	211.9	691.0	535.1
Adjusted net revenue[1]	71.3	77.7	117.5	202.7	152.5	550.5	347.6
Adjusted EBITDA[2]	46.7	51.1	92.9	178.0	128.4	450.4	254.5
Net income/(loss) after tax	11.6	7.6[3]	50.7[3]	135.8	72.2	266.3[3]	73.7
EPS – basic	0.07	0.04	0.32	0.92	0.49	1.71	0.51
EPS – diluted[4]	0.07	0.04	0.31	0.81	0.44	1.61	0.51
Dividend[5]	0.04	0.05	0.20	0.48	0.35	1.08	0.47
Interest bearing debt	574.7	450.0	492.4	719.2	780.8	450.0	851.0
Cash and cash equivalents	54.0	68.6	75.1	137.7	75.8	68.6	67.4
Net debt	520.7	381.3	417.3	581.5	705.0	381.3	783.6

QUARTERLY HIGHLIGHTS:

●	In the first quarter of 2021, the Company’s VLCCs achieved an average rate of $31,800 per day.

●
Adjusted EBITDA for the first quarter of 2021 was $46.7 million. Net income of $11.6 million equates to $0.07 per basic share. Adjusted for a non-cash gain in fair value related to interest rate derivatives of $3.4 million, net income would be $8.2 million, equivalent to $0.05 per basic share.

●
For the first quarter of 2021, the Company declared a cash dividend of $0.04 per share of outstanding common stock, payable on May 26, 2021 to shareholders of record as of May 19, 2021. This marks the 45th consecutive quarterly dividend. The shares will trade ex-dividend from May 18, 2021.

●
In the first quarter of 2021, the Company acquired two 2016 built VLCCs for a total of $136 million. The Company drew down $125 million under its revolving credit facilities to fund the two VLCCs. DHT Harrier was delivered on February 18, 2021 and DHT Osprey was delivered on April 12, 2021.

Interest bearing debt  -  Notional amount
USD mill.
Opening balance January 1, 2021	454.7
Scheduled repayments	(0.7)
Drawdown under revolving credit facilities *)	125.0
Balance notional debt as of March 31, 2021 **)	579.0
*) Consist of $65.0 million under the Nordea Credit Facility and $60.0 million under the ABN Amro Credit Facility which were drawn in 1Q 2021 to partly fund the acquisition of DHT Harrier and DHT Osprey.
**) Please also see Note 4 – Interest bearing debt.

OPERATIONAL HIGHLIGHTS:

	Q1 2021	Q4 2020	Q3 2020	Q2 2020	Q1 2020	2020	2019
Operating days[6]	2,471.6	2,484.0	2,484.0	2,457.0	2,457.0	9,882.0	9,855.0
Scheduled off hire days	231.9	180.0	20.6	5.8	49.1	255.5	352.6
Unscheduled off hire days	1.4	4.1	18.5	16.2	38.9	77.7	33.9
Revenue days[7]	2,238.3	2,299.9	2,444.9	2,435.0	2,369.0	9,548.8	9,468.5
Spot exposure[8]	38.2%	39.3%	60.8%	70.1%	84.2%	63.5%	83.1%
VLCC time charter rate per day	$39,400	$41,700	$53,000	$62,700	$54,000	$50,400	$38,400
VLCC spot rate per day	$18,700	$19,200	$44,900	$92,100	$66,400	$62,000	$36,400

●
Scheduled off hire for the quarter was 232 days as the Company took advantage of the weak freight market to bring forward drydockings and planned installations of scrubbers and ballast water treatment systems.

●
Our business remains impacted by the Covid-19 virus outbreak with operational challenges related to our seafarers and our ability to change crews at regular intervals. There are still numerous restrictions to facilitate crew changes with strict transit and quarantine procedures and a limited number of geographical options to execute crew changes. We continue to do everything we reasonably can to facilitate safe and regular crew changes.

The virus outbreak led to reduced global consumption of refined oil products resulting in a build-up of shore-based inventories of both feedstock and end products. Further, leading oil producers have reduced supply with the view to rebalance the oil markets. As such, demand is partly being satisfied by drawing down on inventories, resulting in reduced demand for transportation. We recently note decreases in inventories and estimates of demand slowly resuming indicating a recovery in demand for oil transportation in the conceivable future.

●	As of March 31, 2021, DHT had a fleet of 28 VLCCs. The total dwt of the fleet was 8,660,835. For more details on the fleet, please refer to the web site: https://www.dhtankers.com/fleetlist/

SUBSEQUENT EVENT HIGHLIGHTS:

●	On April 12, 2021, the Company took delivery of DHT Osprey, the second of the two VLCCs acquired in January 2021. The first vessel, DHT Harrier, was delivered on February 18, 2021.

●	In April, the Company received binding commitments from seven banks for a new $316.2 million credit facility. The facility serves three purposes for DHT:

o	It contains “DHT-style” mortgage financing ($37.5 million per vessel with $2.5 million in annual amortization reflecting a 20-year repayment profile) for the two newly acquired 2016 built VLCCs,

o	An extension of final maturity of the current Nordea Credit Facility from April 2023 to January 2027, and,

o	A new (undrawn) revolving credit line of $60 million collateralized by three currently unencumbered ships (DHT Amazon, DHT Europe and DHT Scandinavia).

Additionally, the facility will include an uncommitted “accordion” of $250.0 million. The new facility will have an interest rate of LIBOR + 1.90% and have final maturity in January 2027.

●	After the quarter end, the Company has entered into three separate agreements to sell its three 2004 built VLCCs, DHT Lake, DHT Raven and DHT Condor, for an aggregate of $88.75 million.

o	The Company expects to book a profit from the sales of about $15 million in Q2 2021.

o	Net proceeds after repayment of mortgage debt is estimated to be about $78.0 million.

OUTLOOK:

●
Thus far in the second quarter of 2021, 75% of the available VLCC days have been booked at an average rate of $21,300 per day on a discharge to discharge basis (not including any potential profit splits on four time charters).

●
The Company will continue to take advantage of the weak freight market to bring forward drydockings and planned installations of scrubbers and ballast water treatment systems and expect scheduled off hire to be in the range between 90 and 110 days during the second quarter of 2021.

Footnotes:
1Shipping revenues net of voyage expenses.
2 Shipping revenues net of voyage expenses, vessel operating expenses and general and administrative expenses. As showed in the table for reconciliation of non-GAAP measures.
3Q4 2020 includes impairment charge of $7.6 million. Q3 2020 includes impairment charge of $ 4.9 million. 2020 includes impairment charge of $12.6 million.
4Diluted shares include the dilutive effect of the convertible senior notes and restricted shares granted to management and members of the board of directors.
5Per common share.
6Operating days are the aggregate number of calendar days in the period in which the vessels are owned by the Company or chartered by the Company.
7Revenue days are the aggregate number of calendar days in the period in which the vessels are owned by the Company or chartered by the Company less days on which a vessel is off hire.
8 As % of total operating days in period.

FIRST QUARTER 2021 FINANCIALS

The Company reported shipping revenues for the first quarter of 2021 of $87.0 million compared to shipping revenues of $211.9 million in the first quarter of 2020. The decrease from the 2020 period to the 2021 period includes $113.2 million attributable to lower tanker rates and $11.7 million attributable to a decrease in total revenue days as a result of scheduled off hire in connection with special surveys and scrubber installations. The Company took advantage of the weak freight market to bring forward drydockings and planned installations of scrubbers and ballast water treatment systems.

Voyage expenses for the first quarter of 2021 were $15.7 million, compared to voyage expenses of $59.4 million in the first quarter of 2020. The decrease was due to fewer vessels in the spot market representing a $37.9 million decrease in bunker expenses and a $5.7 million decrease in port cost.

Vessel operating expenses for the first quarter of 2021 were $19.1 million compared to $19.8 million in the first quarter of 2020. The decrease was mainly related to up-storing of spares and consumables in 2020 in relation to IMO2020.

Depreciation and amortization, including depreciation of capitalized survey expenses, was $32.0 million for the first quarter of 2021, compared to $30.3 million in the first quarter of 2020. The increase was mainly due to increased depreciation related to scrubbers of $0.9 million and capitalized survey expenses of $0.9 million.

General & administrative expense (“G&A”) for the first quarter of 2021 was $5.6 million, consisting of $3.7 million cash and $1.9 million non-cash charge, compared to $4.3 million in the first quarter of 2020, consisting of $3.4 million cash and $0.9 million non-cash charge. Non-cash G&A includes accrual for social security tax.

Net financial expenses for the first quarter of 2021 were $2.9 million compared to $25.5 million in the first quarter of 2020. The decrease was mainly due to a non-cash gain of $3.4 million related to interest rate derivatives in the first quarter of 2021 compared to a non-cash loss of $12.6 million in the first quarter of 2020 in addition to a $6.2 million decrease in interest expenses due to reduced outstanding debt.

As a result of the foregoing, the Company had net income in the first quarter of 2021 of $11.6 million, or income of $0.07 per basic share and $0.07 per diluted share, compared to net income in the first quarter of 2020 of $72.2 million, or an income of $0.49 per basic share and $0.44 per diluted share. The decrease from the 2020 period to the 2020 period was mainly due to lower tanker rates.

Net cash provided by operating activities for the first quarter of 2021 was $10.9 million compared to net cash provided by operating activities of $130.7 million for the first quarter of 2020. The change of $119.8 million is comprised of a $60.5 million decrease in net income, a $44.0 million decrease in changes in operating assets and liabilities and a $15.3 million decrease in non-cash items included in net income.

Net cash used in investing activities was $141.1 million in the first quarter of 2021 and was related to investment in vessels. Net cash used in investing activities was $3.1 million in the first quarter of 2020 of which $2.8 million related to investment in vessels and $0.3 million related to investment in property, plant and equipment.

Net cash provided by financing activities for the first quarter of 2021 was $115.6 million comprising $125.0 million related to issuance of long-term debt, partially offset by $8.6 million related to cash dividend paid and $0.7 million related to scheduled repayment of long-term debt. Net cash used in financing activities for the first quarter of 2020 was $119.1 million comprising mainly of $57.8 million related to prepayment of long-term debt, $47.0 million related to cash dividend paid and $14.2 million related to scheduled repayment of long-term debt.

As of March 31, 2021, the cash balance was $54.0 million, compared to $68.6 million as of December 31, 2020.

The Company monitors its covenant compliance on an ongoing basis. As of the date of the most recent compliance certificates submitted for the first quarter of 2021, the Company is in compliance with its financial covenants.

As of March 31, 2021, the Company had 171,499,004 shares of common stock outstanding compared to 170,798,328 shares as of December 31, 2020.

The Company declared a cash dividend of $0.04 per common share for the first quarter of 2021 payable on May 26, 2021 for shareholders of record as of May 19, 2021.

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES
The Company assesses the financial performance of its business using a variety of measures. Certain of these measures are termed “non-GAAP measures” because they exclude amounts that are included in, or include amounts that are excluded from, the most directly comparable measure calculated and presented in accordance with IFRS, or are calculated using financial measures that are not calculated in accordance with IFRS. These non-GAAP measures include “Adjusted Net Revenue”, “Adjusted EBITDA” and “Adjusted spot time charter equivalent per day”. The Company believes that these non-GAAP measures provide useful supplemental information for its investors and, when considered together with the Company’s IFRS financial measures and the reconciliation to the most directly comparable IFRS financial measure, provide a more complete understanding of the factors and trends affecting the Company’s operations. In addition, the DHT’s management measures the financial performance of the Company, in part, by using these non-GAAP measures, along with other performance metrics. The Company does not regard these non-GAAP measures as a substitute for, or as superior to, the equivalent measures calculated and presented in accordance with IFRS. Additionally, these non-GAAP measures may not be comparable to other similarly titled measures used by other companies and should not be considered in isolation or as a substitute for analysis of the Company’s operating results as reported under IFRS.

USD in thousands except time charter equivalent per day	Q1 2021	Q4 2020	Q3 2020	Q2 2020	Q1 2020	2020	2019
Reconciliation of adjusted net revenue
Shipping revenues	86,983	90,992	142,196	245,942	211,908	691,039	535,068
Voyage expenses	(15,705)	(13,268)	(24,691)	(43,220)	(59,385)	(140,564)	(187,500)
Adjusted net revenue	71,278	77,724	117,506	202,721	152,524	550,475	347,568

Reconciliation of adjusted EBITDA
Net income/(loss) after tax	11,611	7,627	50,672	135,824	72,158	266,281	73,680
Income tax expense	160	196	127	152	426	900	131
Other financial (income)/expenses	644	81	181	147	925	1,334	1,790
Fair value (gain)/loss on derivative financial liabilities	(3,430)	(2,403)	(2,611)	444	12,644	8,074	9,863
Interest expense	6,033	6,296	8,863	11,022	12,226	38,408	55,332
Interest income	(1)	(12)	(3)	(98)	(99)	(212)	(1,077)
Share of profit from associated companies	(344)	(344)	(340)	(303)	(206)	(1,193)	(852)
Impairment charges	-	7,640	4,920	-	-	12,560	-
Depreciation and amortization	31,995	32,028	31,117	30,774	30,326	124,245	115,584
Adjusted EBITDA	46,668	51,108	92,926	177,962	128,401	450,397	254,452

Reconciliation of adjusted spot time charter equivalent per day*
Spot time charter equivalent per day	18,700	19,200	44,900	92,100	66,400	62,000
IFRS 15 impact on spot time charter equivalent per day	(1,400)	1,300	(4,200)	(4,900)	(900)	(2,600)
Adjusted spot time charter equivalent per day	17,300	20,500	40,600	87,200	65,500	59,400
* Per revenue days. Revenue days are the aggregate number of calendar days in the period in which the vessels are owned by the Company or chartered by the Company less days on which a vessel is off hire.

EARNINGS CONFERENCE CALL AND WEBCAST INFORMATION
The Company will host a conference call and webcast which will include a slide presentation at 8:00 a.m. EST/14:00 CET on Wednesday May 5, 2021 to discuss the results for the quarter.

All shareholders and other interested parties are invited to join the conference call, which may be accessed by calling +1 646 741 3167 within the United States, +47 21 56 30 15 within Norway and +44 (0) 207 192 8338 for international callers. The passcode is “4079222”.

The webcast, which will include a slide presentation, will be available on the following link:
https://edge.media-server.com/mmc/p/jw4g3fsx and can also be accessed in the Investor Relations section on DHT’s website at http://www.dhtankers.com.

An audio replay of the conference call will be available until 1:00 p.m. EST/19:00 CET on Wednesday May 12, 2021.
To access the replay, dial +1 917 677 7532 within the United States, +47 21 03 42 35 within Norway or +44 (0) 333 300 9785 for international callers and enter “4079222” as the pass code.

ABOUT DHT HOLDINGS, INC.
DHT is an independent crude oil tanker company. Our fleet trades internationally and consists of crude oil tankers in the VLCC segment. We operate through our integrated management companies in Monaco, Singapore and Oslo, Norway. You shall recognize us by our business approach with an experienced organization with focus on first rate operations and customer service, quality ships built at quality shipyards, prudent capital structure to accommodate staying power through the business cycles, a combination of market exposure and fixed income contracts for our fleet, a counter cyclical philosophy with respect to investments, employment of our fleet and capital allocation and a transparent corporate structure maintaining a high level of integrity and good governance.  For further information: www.dhtankers.com.

FORWARD LOOKING STATEMENTS
This press release contains certain forward-looking statements and information relating to the Company that are based on beliefs of the Company’s management as well as assumptions, expectations, projections, intentions and beliefs about future events, in particular regarding dividends (including our dividend plans, timing and the amount and growth of any dividends), daily charter rates, vessel utilization, the future number of newbuilding deliveries, oil prices and seasonal fluctuations in vessel supply and demand. When used in this document, words such as “believe,” “intend,” “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “will,” “may,” “should” and “expect” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.  These statements reflect the Company’s current views with respect to future events and are based on assumptions and subject to risks and uncertainties.  Given these uncertainties, you should not place undue reliance on these forward-looking statements.  These forward-looking statements represent the Company’s estimates and assumptions only as of the date of this press release and are not intended to give any assurance as to future results.  For a detailed discussion of the risk factors that might cause future results to differ, please refer to the Company’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission on March 25, 2021.

The Company undertakes no obligation to publicly update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, except as required by law. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and the Company’s actual results could differ materially from those anticipated in these forward-looking statements.

CONTACT:
Laila C. Halvorsen, CFO
Phone: +1 441 295 1422 and +47 984 39 935
E-mail: lch@dhtankers.com

Wilhelm Flinder, Manager - Investor Relations & Business Analysis
Phone: +1 441 295 1422 and +47 936 11 350
E-mail: wf@dhtankers.com

DHT HOLDINGS, INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2021

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
($ in thousands)

	Note	March 31, 2021 (Unaudited)	December 31, 2020 (Audited)
ASSETS
Current assets
Cash and cash equivalents		$53,978	68,641
Accounts receivable and accrued revenues	7	29,787	30,060
Capitalized voyage expenses		560	1,039
Prepaid expenses		7,064	6,685
Bunkers, lube oils and consumables		19,272	11,854
Total current assets		$110,660	118,279

Non-current assets
Vessels and time charter contracts	5	$1,524,119	1,476,436
Advances for vessels and vessel upgrades	5	86,005	17,269
Other property, plant and equipment		4,506	4,772
Investment in associate company		5,516	5,233
Total non-current assets		$1,620,146	1,503,710

TOTAL ASSETS		$1,730,807	1,621,989

LIABILITIES AND EQUITY
Current liabilities
Accounts payable and accrued expenses		$14,884	18,503
Derivative financial liabilities	4	8,576	9,073
Current portion long-term debt	4	11,761	3,396
Other current liabilities		707	721
Deferred shipping revenues	8	2,698	16,236
Total current liabilities		$38,625	47,929

Non-current liabilities
Long-term debt	4	$562,957	446,562
Derivative financial liabilities	4	11,667	14,601
Other non-current liabilities		3,738	3,957
Total non-current liabilities		$578,362	465,120

TOTAL LIABILITIES		$616,987	513,049

Equity
Common stock at par value	6	$1,715	1,708
Additional paid-in capital		1,295,138	1,291,505
Accumulated deficit		(185,661)	(188,709)
Translation differences		111	169
Other reserves		2,496	4,248
Total equity attributable to the Company		1,113,799	1,108,921
Non-controlling interest		20	19
Total equity		$1,113,819	1,108,940

TOTAL LIABILITIES AND EQUITY		$1,730,807	1,621,989

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

CONDENSED CONSOLIDATED INCOME STATEMENT (UNAUDITED)
($ in thousands except per share amounts)

		Q1 2021	Q1 2020
	Note	Jan. 1 - Mar. 31, 2021	Jan. 1 - Mar. 31, 2020
Shipping revenues	3	$86,983	211,908

Operating expenses
Voyage expenses		(15,705)	(59,385)
Vessel operating expenses		(19,055)	(19,827)
Depreciation and amortization	5	(31,995)	(30,326)
General and administrative expense		(5,555)	(4,296)
Total operating expenses		$(72,310)	(113,833)

Operating income		$14,673	98,075

Share of profit from associated companies		344	206
Interest income		1	99
Interest expense		(6,033)	(12,226)
Fair value gain/(loss) on derivative financial liabilities		3,430	(12,644)
Other financial (expense)/income		(644)	(925)
Profit/(loss) before tax		$11,771	72,584

Income tax expense		(160)	(426)
Net income/(loss) after tax		$11,611	72,158
Attributable to owners of non-controlling interest		1	(1)
Attributable to the owners of parent		$11,611	72,159

Basic net income/(loss) per share		0.07	0.49
Diluted net income/(loss) per share		0.07	0.44

Weighted average number of shares (basic)		171,287,646	146,940,908
Weighted average number of shares (diluted)		171,351,269	168,596,765

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (UNAUDITED)
($ in thousands except per share amounts)

		Q1 2021	Q1 2020
	Note	Jan. 1 - Mar. 31, 2021	Jan. 1 - Mar. 31, 2020
Net income/(loss) after tax		$11,611	72,158

Other comprehensive income/(loss):
Items that will not be reclassified subsequently to income statement:
Remeasurement of defined benefit obligation (loss)		-	-
Total		$-	-
Items that may be reclassified subsequently to income statement:
Exchange gain/(loss) on translation of foreign currency
denominated associate and subsidiary		(58)	(161)
Total		$(58)	(161)

Other comprehensive income/(loss)		$(58)	(161)

Total comprehensive income/(loss) for the period		$11,553	71,997

Attributable to owners of non-controlling interest		$1	(1)
Attributable to the owners of parent		$11,552	71,998

 The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW (UNAUDITED)
($ in thousands)

		Q1 2021	Q1 2020
	Note	Jan. 1 - Mar. 31, 2021	Jan. 1 - Mar. 31, 2020
CASH FLOW FROM OPERATING ACTIVITIES
Net income / (loss) after tax		$11,611	72,158

Items included in net income not affecting cash flows		30,544	45,825
Depreciation and amortization	5	31,995	30,326
Amortization of upfont fees		435	1,792
Fair value (gain) / loss on derivative financial liabilities	4	(3,430)	12,644
Compensation related to options and restricted stock		1,889	1,269
Share of profit in associated companies		(344)	(206)
Income adjusted for non-cash items		$42,156	117,983

Changes in operating assets and liabilities		(31,286)	12,679
Accounts receivable and accrued revenues	7	273	21,815
Capitalized voyage expenses		479	73
Prepaid expenses		(379)	(159)
Accounts payable and accrued expenses		(10,676)	(5,849)
Deferred shipping revenues	8	(13,538)	(930)
Bunkers, lube oils and consumables		(7,418)	(2,194)
Pension liability		(27)	(77)
Net cash provided by operating activities		$10,870	130,662

CASH FLOW FROM INVESTING ACTIVITIES
Investment in vessels		(141,133)	(2,769)
Investment in property, plant and equipment		(9)	(310)
Net cash used in investing activities		$(141,142)	(3,079)

CASH FLOW FROM FINANCING ACTIVITIES
Cash dividends paid	6	(8,563)	(47,022)
Repayment principal element of lease liability		(152)	(128)
Issuance of long-term debt	4	125,000	-
Scheduled repayment of long-term debt	4	(676)	(14,194)
Prepayment of long-term debt	4	-	(57,762)
Net cash provided by/ (used in) financing activities		$115,609	(119,107)

Net (decrease)/increase in cash and cash equivalents		(14,663)	8,476
Cash and cash equivalents at beginning of period		68,641	67,356
Cash and cash equivalents at end of period		$53,978	75,832

Specification of items included in operating activities:
Interest paid		5,288	11,502
Interest received		1	99

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

SUMMARY CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)
($ in thousands except shares)

				Paid-in				Non-
				Additional	Accumulated	Translation	Other	Controlling	Total
	Note	Shares	Stock	Capital	Deficit	Differences	Reserves	Interest	Equity
Balance at January 1, 2020		146,819,401	$1,468	$1,169,537	$(240,165)	$73	$1,531	$5	$932,449
Net income/(loss) after tax					72,159			(1)	72,158
Other comprehensive income/(loss)					-	(161)			(161)
Total comprehensive income/(loss)					72,159	(161)		(1)	71,997
Cash dividends declared and paid					(47,022)				(47,022)
Compensation related to options and restricted stock		125,649	1	509			759		1,269
Balance at March 31, 2020		146,945,050	$1,469	$1,170,046	$(215,028)	$(88)	$2,290	$4	$958,692

Balance at January 1, 2021		170,798,328	$1,708	$1,291,505	$(188,709)	$169	$4,248	$19	$1,108,940
Net income/(loss) after tax					11,611			1	11,611
Other comprehensive income/(loss)					-	(58)			(58)
Total comprehensive income/(loss)					11,611	(58)		1	11,553
Cash dividends declared and paid					(8,563)				(8,563)
Compensation related to options and restricted stock		700,676	7	3,634			(1,752)		1,889
Balance at March 31, 2021		171,499,004	$1,715	$1,295,138	$(185,661)	$111	$2,497	$20	$1,113,819

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED MARCH 31, 2021

Note 1 – General information
DHT Holdings, Inc. (“DHT” or the “Company”) is a company incorporated under the laws of the Marshall Islands whose shares are listed on the New York Stock Exchange. The Company’s principal executive office is located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. The Company is engaged in the ownership and operation of a fleet of crude oil carriers.

The financial statements were approved by the Company’s Board of Directors (the “Board”) on May 4, 2021 and authorized for issue on May 4, 2021.

Note 2 – General accounting principles
The condensed consolidated interim financial statements do not include all information and disclosures required in the annual financial statements and should be read in conjunction with DHT’s audited consolidated financial statements included in its Annual Report on Form 20-F for 2020. The interim results are not necessarily indicative of the results for the entire year or for any future periods.

The condensed consolidated interim financial statements have been prepared in accordance with IAS 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”).

The condensed consolidated interim financial statements have been prepared on a historical cost basis, except for derivative financial instruments that have been measured at fair value. The accounting policies applied in these condensed consolidated interim financial statements are consistent with those presented in the 2020 audited consolidated financial statements.

These condensed consolidated interim financial statements have been prepared on a going concern basis.

Application of new and revised International Financial Reporting Standards (“IFRSs”)
New and revised IFRSs that are not mandatorily effective (but allow early application) for the financial year beginning January 1, 2021 are listed below. The standards are not expected to have any material impact on the financial statements:

o	IFRS 17 Insurance Contracts
o	Amendments to IFRS 10 and IAS 28 Sale or Contribution of Assets between an Investor and its Associates or Joint Venture
o	Amendments to IAS 1 Classification of Liabilities as Current or Non-current
o	Amendments to IFRS 3 Reference to the Conceptual Framework
o	Amendments to IAS 16 Property, Plant and Equipment – Proceeds before Intended Use
o	Amendments to IAS 37 Onerous Contracts – Cost to Fulfilling a Contract
o
Annual Improvements to IFRS Standards 2018-2020 Cycle - Amendments to IFRS 1 First-time Adoption of International Financial Reporting Standards, IFRS 9 Financial Instruments, IFRS 16 Leases and IAS 41 Agriculture

Note 3 – Segment reporting
Since DHT’s business is limited to operating a fleet of crude oil tankers, management has organized the entity as one segment based upon the service provided. Consequently, the Company has one operating segment as defined in IFRS 8, Operating Segments.

The below table details the Company’s shipping revenues:

$ in thousands	Q1 2021	Q1 2020
Time charter revenues*	56,812	21,162
Voyage charter revenues	30,171	190,746
Shipping revenues	86,983	211,908
* The portion of time charter revenue related to technical management services, equaling $11.9 million in the first quarter of 2021 and $3.5 million in the first quarter of 2020, is recognized in accordance with IFRS 15 Revenue from Contracts with Customers. The remaining portion of time charter revenue is recognized in accordance with IFRS 16 Leases.

As of March 31, 2021, the Company had 28 vessels in operation; 14 vessels were on time charters and 14 vessels operating in the spot market.

Information about major customers:
For the period from January 1, 2021 to March 31, 2021 five customers represented $14.7 million, $12.8 million, $9.8 million, $8.3 million, and $7.0 million, respectively, of the Company’s total revenues. The five customers in aggregate represented $52.6 million, equal to 60 percent of the total revenue of $87.0 million for the period from January 1, 2021 to March 31, 2021.

For the period from January 1, 2020 to March 31, 2020 five customers represented $39.3 million, $28.5 million, $21.3 million, $17.3 million, and $12.9 million, respectively, of the Company’s total revenues. The five customers in aggregate represented $119.3 million, equal to 56 percent of the total revenue of $211.9 million for the period from January 1, 2020 to March 31, 2020.

Note 4 – Interest bearing debt
As of March 31, 2021, DHT had interest bearing debt totaling $574.7 million.

Scheduled debt repayments (USD thousands) and margin above Libor

	Margin	Q2	Q3-Q4
$ in thousands	above Libor	2021	2021	2022	2023	Thereafter	Total
ABN Amro Credit Facility*	2.40%	-	-	33,378	33,378	262,750	329,505
Credit Agricole Credit Facility	2.19%	676	1,351	2,703	32,433	-	37,163
Danish Ship Finance Credit Facility	2.00%	1,213	1,213	2,427	2,427	29,120	36,400
Nordea Credit Facility **	2.40%	-	-	-	175,933	-	175,933
Total		1,889	2,565	38,507	244,170	291,870	579,001
Unamortized upfront fees bank loans							(4,283)
Total interest bearing debt							574,718
* $40.0 mill. undrawn as of March 31, 2021.
** $5.3 mill. undrawn as of March 31, 2021.

ABN Amro Credit Facility
In April 2018 the Company entered into a credit facility with ABN Amro, Nordea, Credit Agricole, DNB, ING, Danish Ship Finance, SEB, DVB and Swedbank as lenders for the financing of eleven VLCCs and two newbuildings. The credit facility is guaranteed by DHT Holdings, Inc. and borrowings bear interest at a rate equal to Libor + 2.40%. In March 2020 and September 2020, the Company prepaid $57.8 million and $42.2 million, respectively, under the revolving credit facility tranche. In March 2021, the Company drew down $60 million under the revolving credit facility tranche in relation to the delivery of DHT Osprey. The current outstanding is repayable in quarterly installments of $8.3 million through Q2 2024 with a final payment of $246.1 with the last installment.

In June 2020, the Company prepaid $33.4 million under the ABN Amro Credit Facility. The voluntary prepayment was made for all regular installments for 2021.

The credit facility contains a covenant requiring that at all times the charter-free market value of the vessels that secure the credit facility be no less than 135% of borrowings. Also, DHT covenants that, throughout the term of the credit facility, DHT, on a consolidated basis, shall maintain:
●	Value adjusted* tangible net worth of $300 million
●	Value adjusted* tangible net worth shall be at least 25% of value adjusted total assets
●	Unencumbered consolidated cash of at least the higher of (i) $30 million and (ii) 6% of our gross interest-bearing debt
* Value adjusted defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by an approved broker).

Credit Agricole Credit Facility
In June 2015, the Company entered into a credit agreement with Credit Agricole for the financing of the DHT Scandinavia and the newbuilding DHT Tiger that was delivered in January 2017.  In June 2016, the Company made a voluntary prepayment of $5.0 million and in September 2020, the Company prepaid the outstanding loan totaling $12.7 million on DHT Scandinavia.
The $48.7 million financing of DHT Tiger was drawn in 2016 in advance of the delivery of the DHT Tiger which took place in January 2017 and is repayable in quarterly installments of $0.7 million with a final payment of $29.7 in December 2023. The loan bears interest at Libor plus a margin of 2.1875%.

The credit agreement is guaranteed by DHT and contains a covenant requiring that at all times the charter-free market value of the vessels that secure the credit facility be no less than 135% of borrowings. Also, DHT covenants that, throughout the term of the credit facility, DHT, on a consolidated basis, shall maintain:
●	Value adjusted* tangible net worth of $200 million
●	Value adjusted* tangible net worth shall be at least 25% of value adjusted total assets
●	Unencumbered consolidated cash of at least the higher of (i) $20 million and (ii) 6% of our gross interest-bearing debt
* Value adjusted defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by an approved broker).

Danish Ship Finance Credit Facility
In November 2014 the Company entered into a credit facility totaling $49.4 million with Danish Ship Finance (“DSF”) as lender and DHT Holdings, Inc. as guarantor for the financing of the VLCC newbuilding DHT Jaguar delivered in Q4 2015.  The full amount of the credit facility was drawn in November 2015.  Borrowings bear interest at a rate equal to Libor + 2.25% and are repayable in 10 semiannual installments of $1.3 million each from May 2016 to November 2020.

The credit facility contains a covenant requiring that at all times the charter-free market value of the vessel that secure the credit facility be no less than 135% of borrowings. Also, DHT covenants that, throughout the term of the credit facility, DHT, on a consolidated basis, shall maintain:
●	Value adjusted* tangible net worth of $300 million
●	Value adjusted* tangible net worth shall be at least 25% of value adjusted total assets
●	Unencumbered consolidated cash of at least the higher of (i) $30 million and (ii) 6% of our gross interest-bearing debt
* Value adjusted defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by an approved broker).

In April 2020 the Company agreed to a $36.4 million refinancing with Danish Ship Finance. The new loan will be in direct continuation of the existing loan and the new facility will bear interest at a rate equal to Libor + 2.00%. The facility is repayable in 10 semiannual installments of $1.2 million each from November 2020 and a final payment of $24.3 million in November 2025. The credit facility contains a covenant requiring that at all times the charter-free market value of the vessel that secure the credit facility be no less than 135% of borrowings. Also, DHT covenants that, throughout the term of the credit facility, DHT, on a consolidated basis, shall maintain:
●	Value adjusted* tangible net worth of $300 million

●	Value adjusted* tangible net worth shall be at least 25% of value adjusted total assets
●	Unencumbered consolidated cash of at least the higher of (i) $30 million and (ii) 6% of our gross interest-bearing debt
* Value adjusted defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by an approved broker).

Nordea Credit Facility
$204 million of the $300 million credit facility was borrowed during the second quarter of 2017 in connection with delivery of the nine VLCCs in water from BW.  The final $96 million was borrowed in connection with the delivery of the two VLCC newbuildings from DSME in the second quarter of 2018. The credit facility is guaranteed by DHT Holdings, Inc. and borrowings bear interest at a rate equal to Libor + 2.40%. In March 2019, the Company prepaid $35 million under the revolving credit facility tranche and in November 2019, the Company prepaid the outstanding amounts on DHT Lake and DHT Raven, totaling $22.3 million. In August 2020, the Company prepaid $37.0 million under the revolving credit facility tranche and in January 2021 and February 2021, the Company drew down $15 million and $50 million, respectively, under the revolving credit facility tranche in relation to the delivery of DHT Harrier. The current outstanding is repayable in quarterly installments of $4.2 million with a final payment of $147.3 million in the second quarter of 2023.

In September 2018 the Company secured commitment to a $50 million scrubber financing structured through an increase of the existing $300 million secured credit facility entered into in the second quarter of 2017. The increased facility bears the same interest rate equal to Libor + 2.40%. In connection with the prepayment of DHT Lake and DHT Raven in November 2019, the facility was reduced to $45.0 million. Borrowings are repayable in quarterly installments of $2.25 million with a final payment of $18 million in the second quarter of 2023. Reference is made to note 17 for events after the reporting date.

In May and November 2020, the Company prepaid $25.8 million and $25.8 million under the Nordea Credit Facility. The voluntary prepayments were made for all regular installments for 2021 and 2022, respectively.

The credit facility contains a covenant requiring that at all times the charter-free market value of the vessels that secure the credit facility be no less than 135% of borrowings. Also, DHT covenants that, throughout the term of the credit facility, DHT, on a consolidated basis, shall maintain:
●	Value adjusted* tangible net worth of $300 million
●	Value adjusted* tangible net worth shall be at least 25% of value adjusted total assets
●	Unencumbered consolidated cash of at least the higher of (i) $30 million and (ii) 6% of our gross interest-bearing debt
* Value adjusted defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by an approved broker).

Derivatives - interest rate swaps

Measurement of fair value

It is only derivatives that are classified within a fair value measurement category and measured at fair value in the statement of financial position. Fair value measurement is based on Level 2 in the fair value hierarchy as defined in IFRS 13 Fair Value Measurement. Such measurement is based on techniques for which all inputs that have a significant effect on the recorded fair value are observable. Future cash flows are estimated based on forward interest rates (from observable yield curves at the end of the reporting period) and contract interest rates, discounted at a rate that reflects the credit risk of various counterparties.

As of March 31, 2021, the Company has nine amortizing interest rate swaps totaling $351.4 million with maturity ranging from the second quarter 2023 to the third quarter 2023. The average fixed interest rate is 2.95%. As of March 31, 2021, the fair value of the derivative financial liability related to the swaps amounted to $20.2 million.

		Notional amount	Current liability	Non-current liability	Fair value
$ in thousands	Expires	Q1 2021	Q1 2021	Q1 2021	Q1 2021
Swap pays 2.987%, receive floating	Apr. 20, 2023	41,400	(1,064)	(1,122)	(2,187)
Swap pays 3.012%, receive floating	Apr. 20, 2023	41,400	(1,074)	(1,133)	(2,207)
Swap pays 3.019%, receive floating	Sep. 29, 2023	30,101	(727)	(1,089)	(1,816)
Swap pays 3.019%, receive floating	Sep. 29, 2023	29,187	(703)	(1,053)	(1,756)
Swap pays 2.8665%, receive floating	Sep. 29, 2023	45,618	(1,070)	(1,604)	(2,674)
Swap pays 2.8785%, receive floating	Jun. 30, 2023	40,031	(959)	(1,198)	(2,158)
Swap pays 2.885%, receive floating	Sep. 29, 2023	44,975	(1,074)	(1,609)	(2,683)
Swap pays 2.897%, receive floating	Sep. 30, 2023	40,210	(950)	(1,426)	(2,375)
Swap pays 3.020%, receive floating	Sep. 29, 2023	38,525	(956)	(1,432)	(2,388)
Total carrying amount		351,447	(8,576)	(11,667)	(20,243)

Covenant compliance
As of the date of the most recent compliance certificates submitted to the banks, the Company is in compliance with its financial covenants.

Note 5 – Vessels
The carrying values of the vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of constructing new vessels. Historically, both charter rates and vessel values have been cyclical. The carrying amounts of vessels held and used by us are reviewed for potential impairment or reversal of prior impairment charges whenever events or changes in circumstances indicate that the carrying amount of a particular vessel may not accurately reflect the recoverable amount of a particular vessel.

Cost of Vessels $ in thousands
At January 1, 2021	2,121,455
Additions	70,018
Transferred from vessels upgrades	9,435
Retirement *	(6,902)
At March 31, 2021	2,194,007

Depreciation, impairment and amortization $ in thousands
At January 1, 2021	645,020
Depreciation and amortization	31,770
Retirement *	(6,902)
At March 31, 2021	669,888

Carrying Amount $ in thousands
At January 1, 2021	1,476,436
At March 31, 2021	1,524,119

*Relates to completed depreciation of drydocking for DHT Amazon, DHT Lion, DHT Peony and DHT Puma.

Cost of advances of vessels and vessel upgrades $ in thousands
At January 1, 2021	17,269
Additions	78,171
Transferred to vessels	(9,435)
At March 31, 2021	86,005

Carrying Amount $ in thousands
At January 1, 2021	17,269
At March 31, 2021	86,005

Cost of advances of vessels and vessel upgrades relates to prepaid scrubbers, drydockings and ballast water treatment systems, in addition to $68 million prepaid at March 31, 2021 for DHT Osprey which was subsequently delivered in April 2021.

Note 6 – Stockholders equity and dividend payment

	Common stock	Preferred stock
Issued at March 31, 2021	171,499,004	-
Numbers of shares authorized for issue
at March 31, 2021	250,000,000	1,000,000
Par value	$ 0.01	$ 0.01

Common stock:

Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders.

Dividend payment

Dividend payment as of March 31, 2021:

Payment date	Total Payment	Per common share
February 25, 2021	$ 8.6 million	$ 0.05
Total payment as of March 31, 2021	$ 8.6 million	$ 0.05

Dividend payment as of December 31, 2020:

Payment date	Total Payment	Per common share
November 25, 2020	$ 34.2 million	$ 0.20
September 2, 2020	$ 82.0 million	$ 0.48
May 26, 2020	$ 51.5 million	$ 0.35
February 25, 2020	$ 47.0 million	$ 0.32
Total payment as of December 31, 2020	$ 214.7 million	$ 1.35

Note 7 – Accounts receivable and accrued revenues
Accounts receivable and accrued revenues totaling $29.8 million as of March 31, 2021 consists of mainly accounts receivable with no material amounts overdue.

Note 8 – Deferred shipping revenues
Deferred shipping revenues relates to charter hire payments paid in advance. As of March 31, 2021, $2.7 million was recognized as deferred shipping revenues in the condensed consolidated statement of financial position.

Note 9 - Financial risk management, objectives and policies
Note 9 in the 2020 annual report on Form 20-F provides for details of financial risk management objectives and policies.

The Company’s principal financial liability consists of long-term debt with the main purpose being to partly finance the Company’s assets and operations. The Company’s financial assets mainly comprise cash.

The Company is exposed to market risk, credit risk and liquidity risk. The Company’s senior management oversees the management of these risks.

Note 10 – Subsequent events
On May 4, 2021, the Board approved a dividend of $0.04 per common share related to the first quarter 2021 to be paid on May 26, 2021 for shareholders of record as of May 19, 2021.

On April 12, 2021, the Company took delivery of DHT Osprey, the second of the two VLCCs acquired in January 2021. The first vessel, DHT Harrier, was delivered on February 18, 2021.

In April, the Company received binding commitments from seven banks for a new $316.2 million credit facility. The facility serves three purposes for DHT:

o	It contains “DHT-style” mortgage financing ($37.5 million per vessel with $2.5 million in annual amortization reflecting a 20-year repayment profile) for the two newly acquired 2016 built VLCCs,

o	An extension of final maturity of the current Nordea Credit Facility from April 2023 to January 2027, and,

o	A new (undrawn) revolving credit line of $60 million collateralized by three currently unencumbered ships (DHT Amazon, DHT Europe and DHT Scandinavia).

Additionally, the facility will include an uncommitted “accordion” of $250.0 million. The new facility will have an interest rate of LIBOR + 1.90% and have final maturity in January 2027.

After the quarter end, the Company has entered into three separate agreements to sell its three 2004 built VLCCs, DHT Lake, DHT Raven and DHT Condor, for an aggregate of $88.75 million. The Company expects to book a profit from the sales of about $15 million in Q2 2021. Net proceeds after repayment of mortgage debt is estimated to be about $78.0 million.